**PURE GOLD**
**MINERALS INC.** T.PUG

03 DEC -5 7:21

03037970

| | |
|---|---|
| **Fax:** | **1-202-942-9624** |
| **To:** | **Securities & Exchange Commission – Washi** |
| **Attention:** | **Compliance** |
| **From:** | **Debra Watkins** |
| **Re:** | **Pure Gold News Release** |

SUPPL

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## STRICTLY CONFIDENTIAL

***Please deliver to the addressee immediately***

**PLEASE FIND ATTACHED LATEST NEWS RELEASE**

**Re: File No: 82-3520**

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dlw 12/8

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

*Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc*

# NEWS RELEASE
# PURE GOLD MINERALS INC.

**1255 West Pender Street, Vancouver, B.C. V6E 2V1**
**Tel.: (604) 687-2038 / Fax.: (604) 687-3141**

**December 3, 2003** **TSX.T (Shares): PUG**
**(Warrants): PUG.WT**

## Pure Gold announces up to $800,000 Financing

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Company") is pleased to announce that the Company has arranged a brokered private placement through Haywood Securities Inc. (the "Agent"), of up to 5,000,000 flow-through units at a price of $0.11 per flow-through unit and 2,500,000 non flow-through units at a price of $0.10 per non flow-through unit. Non-arm's length parties have agreed to purchase an aggregate of 650,000 of the non flow-through units. Each flow-through unit will consist of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit will consist of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share at any time for twenty-four (24) months from the Closing Date. The offering will be conducted on a best efforts basis.

Upon closing of the private placement, the Agent will be paid a commission consisting of 8% cash of the gross proceeds raised and a compensation option to acquire that number of units as is equal to 10% of the number of units sold to arm's length parties pursuant to this private placement. Each unit will consist of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time for twenty-four (24) months from the Closing Date. The Company will also pay to the Agent a corporate finance fee of 150,000 units plus GST, with each unit consisting of one common share and one common share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time for twenty-four (24) months from the Closing Date. In addition, the Agent will receive an administration fee of $10,000 plus GST.

The offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

The proceeds from this offering will be used primarily for further exploration of its properties in Nunavut, Northwest Territories and Alberta, and for general and administrative expenses.

**For further information, please contact:**

**Donald R. Sheldon – President**
(604) 687-2038 or visit our website at www.puregold.ca